

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2023

Aglika Dotcheva
Chief Financial Officer
Riskified Ltd.
220 5th Avenue, 2nd Floor
New York, NY 10001

> **Re: Riskified Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-40692**

Dear Aglika Dotcheva:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services